# 2001 Annual Report








1203
THIS TRUCK STOPS AT ALL R.R. CRO



Franklin Electric

Franklin Electric, a technical leader in electric motors, drives and controls, is the world's largest manufacturer of submersible water and fueling systems motors, a manufacturer of underground fueling systems hardware and flexible piping systems and a leader in engineered industrial motor products.

The principal application for Franklin's submersible electric motors is providing the electrical motors for water well pumping systems. These submersible motors are also used in underground fueling systems and for the pumping of wastewater.

Franklin's fueling systems products are found all over the world in industrial, commercial, and agricultural fueling applications. These products consist of over 500 items, including submersible pumping systems, nozzles, fittings, flexible piping, electronic tank monitoring equipment, and vapor recovery systems.

Franklin's industrial motor products and electronic drives and controls are used in a wide variety of products, including gasoline dispensers, paint handling equipment, electric hoists, explosion-proof vapor exhaust fans, vacuum pumping systems, livestock systems, and soft ice cream machines.

With 2400 employees worldwide, Franklin Electric is a global manufacturer with fifteen manufacturing/distribution facilities located in the United States, Germany, Czech Republic, Italy, Japan, Mexico, Australia, South Africa and China.

**Commitment To Building Shareowner Value.**

Franklin Electric is committed to building a highly profitable, enduring business that achieves consistent, above-average earnings and return on equity with below-average debt.

To meet this commitment we focus on the following:

1. Maintaining high underlying internal profitability.
2. Consistent steady growth in earnings.
3. Below-average debt.
4. Investing for the long term.



Visit Franklin Electric on the Internet:
www.franklin-electric.com

## Contents

## 2001 FINANCIAL HIGHLIGHTS (In thousands, except per share amounts)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **OPERATIONS:** | | | |
| Net Sales | **$ 322,908** | $ 325,731 | $ 293,236 |
| Net Income | **$ 27,150** | $ 22,226 | $ 26,805 |
| **BALANCE SHEET:** | | | |
| Working Capital | **$ 69,158** | $ 54,897 | $ 56,886 |
| Property, Plant and Equipment, Net | **$ 58,839** | $ 64,604 | $ 57,047 |
| Long-Term Debt | **$ 14,465** | $ 15,874 | $ 17,057 |
| Shareowners' Equity | **$ 123,269** | $ 115,998 | $ 96,293 |
| **CAPITAL EXPENDITURES:** | | | |
| Expenditures | **$ 6,709** | $ 14,108 | $ 13,691 |
| Depreciation | **$ 9,580** | $ 8,054 | $ 6,522 |
| **OTHER DATA:** | | | |
| % Net Income to Total Average Assets | **13.8%** | 11.9% | 15.6% |
| % Net Income to Sales | **8.4%** | 6.8% | 9.1% |
| Current Ratio | **2.7** | 2.2 | 2.2 |
| Weighted-Average Common Shares Outstanding | **5,685** | 5,684 | 5,823 |
| **PER SHARE:** | | | |
| Earnings per Common Share, Assuming Dilution | **$ 4.78** | $ 3.91 | $ 4.60 |

**$ SALES (millions)**



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**$ INCOME (millions)**



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# CHAIRMAN'S LETTER



I am pleased to report record earnings for Franklin Electric Company in 2001. This is a significant accomplishment during a global recession and attests to the competence and commitment of Franklin people worldwide. This is the fourteenth year in the last sixteen years that Franklin has had record earnings. Shareowner equity was also a record. In addition we strengthened our balance sheet and increased our global market share, particularly in Europe and Asia.

To prepare our Company for the potential of another economic shock or other disruption, we also increased our cash war chest and reduced debt to capital to the lowest level in a decade. Never in Franklin's history has our Company been stronger, more prosperous or better positioned for the challenges and opportunities in our future.

Net income for 2001 was $27.2 million, an increase of 22% over $22.2 million in 2000. Diluted earnings per share for 2001 were $4.78, an increase of 22% over 2000.

Sales for 2001 were $322 million, the second highest in the Company's history, and nearly equal to last year's record sales of $325 million. "Core" sales, excluding the acquisitions we made at the close of 2000, were down approximately 8% reflecting the impact of the global economic recession.

Other financial highlights for the year include:

- *Cash and cash equivalents increased from $9 million to $20 million.*
- *We improved our working capital. The year-end current ratio is 2.7 to 1. Accounts receivable and inventory investments are on plan and of high quality. I am particularly pleased with our inventory management because we worked carefully to responsibly balance employment and production.*
- *Return on equity was 22% and return on assets was 14%. These returns are above average for manufacturing companies, and particularly strong for an economic recession.*
- *We invested $14.2 million to repurchase an additional 204,000 shares of common stock. We have now repurchased a total of 1,640,000 shares or 26% of the shares originally outstanding. Even with these repurchases, year-end equity increased 6% to $123 million from $116 million. This is consistent with our plan to repurchase shares out of earnings, which maintains the strength of our capital structure.*
- *The quarterly cash dividend was increased from $0.22 to $0.24 per share beginning in the second quarter. This is the eighth increase in the last eight years.*

As important as financial performance is to the success of our Company, our primary mission is to build Franklin's long-term strategic capability to successfully compete in the global marketplace of the 21st century. Toward this objective we completed a number of strategically important accomplishments:

- *We successfully completed the integration of four acquisitions on three continents, including moving one business from Germany to Italy. Acquiring companies is easy. Bringing large groups of new employees into the Franklin family with its unique culture is hard. I give full credit for this accomplishment to our integration teams and to the employees in these acquisitions who just joined the Franklin family. These teams worked long and hard to install Franklin's business and financial systems and controls.*

- *After year-end we acquired Coverco S.p.a., a manufacturer of submersible and other motor products and controls in Italy. We believe this acquisition will strengthen our ability to serve southern Europe and the developing regions of the world.*
- *We invested $6.7 million in new equipment. This is less than in past years. During 2001 we concentrated our expenditures on projects that would improve our long-term competitiveness while we postponed expenditures for increases in capacity.*
- *Productivity as measured by sales per employee improved by 15% compared to 2000. This is the highest level of productivity in the Company's history.*

Franklin Electric Company is a tightly focused organization with a clear understanding and deep commitment to its mission. The principal elements of this mission are Franklin's five-part strategic plan which has defined our course and direction for over sixteen years. We continue to pursue this plan in 2002. Each year I review our strategy with you, and once again I commend it to your attention.

**FOCUS ON PROFITABLE NICHE BUSINESSES THAT BUILD ON AND EXTEND OUR STRENGTHS AND PROFICIENCIES:**

During 2001 Franklin further enhanced its position as the world's largest producer of submersible motors for water well pumping systems. In North America we introduced a second-generation electronic variable frequency drive, SubDrive 75. This drive will work with any standard "off the shelf" pump used with a Franklin submersible motor to provide constant pressure water supply. In Europe we completed moving the large horsepower submersible motor business we acquired from KSB Aktiengesellshaft in Germany into our large horsepower motor manufacturing operation in Italy, more than doubling our business in this segment. This accomplishment provides Franklin with the manufacturing scale advantage that comes with being the largest manufacturer in the world of these types of electric motors.

After year-end we acquired Coverco S.p.a., located near Venice, Italy. Coverco is the leading manufacturer of oil-filled submersible electric motors for water well pumping, mine dewatering and other water systems and energy applications, and a leading manufacturer of above-ground standard and custom TEFC electric motors for pumps, industrial ventilation systems and other applications. Coverco's submersible motor applications are based on a different design concept than Franklin's encapsulated submersible motors and are generally

The Coverco acquisition located in Motta di Livenza, Italy, will strengthen Franklin's ability to serve customers in southern Europe and developing regions in the world.


COVERCO

sold in different geographical markets than Franklin's principal markets. There is also minimal overlap in customers between the two product lines, and accordingly, we intend to operate and manage the Coverco line in an independent manner to fully benefit from its established products, brands and services. The Franklin Fueling Systems Group gained market share in 2001 and broadened its line of products to include valves, sumps, flexible piping and other systems components. This extended array of products, the most comprehensive in the petroleum equipment industry, came from the successful acquisition and integration of EBW and APT, two Michigan companies that are now part of Franklin Fueling Systems.

The financial performance of Industrial Motor Products improved substantially even as the division invested in several new products.

## AGGRESSIVE, BUT THOUGHTFUL, GLOBAL EXPANSION:

Despite recessionary conditions that have persisted for more than a year in the world's industrial economy, we strengthened our competitive position in Europe, substantially increased our market presence in Japan and enhanced our ability to take advantage of growth opportunities in Asia, the Pacific rim, the Middle East, North Africa and Latin America.

In Europe our two recent acquisitions will broaden and strengthen our product line and add manufacturing scale. In Japan we successfully integrated Mitsubishi Electric Company's submersible motor business, which we acquired at the end of 2000 into Franklin's manufacturing operations. We also opened Franklin Electric Company-Japan. This sales/distribution warehouse and technical service company significantly strengthens our ability to supply, service and support our Japanese customers with products tailored to meet their specific needs.

## RELENTLESS QUALITY AND COST IMPROVEMENT THROUGH GLOBAL MANUFACTURING:

The key to our future success in growing our business and expanding globally is our relentless focus on improving quality and reducing costs. Global manufacturing is our commitment to source product,

Franklin's second generation Constant Pressure Water (CPW) SubDrive 75 controller will work with any standard pump and a Franklin submersible motor. The system uses advanced electronic technologies to deliver "city-like" water pressure to private and residential water well systems.


CP WATER
CONSTANT PRESSURE PUMPING SYSTEM
SubDrive75
Franklin Electric
POWER ON
FAULT



Drawing on over half a century of engineering innovation and manufacturing excellence, Franklin submersible motors can be found operating everywhere in the world. They are used in domestic/rural water well systems, municipal/industrial water supply systems, agricultural irrigation, dewatering of construction sites and existing structures, flood control, mining operations, reverse osmosis systems and the water requirements of offshore oil drilling platforms.

components and materials from wherever in the world we can achieve best quality and lowest costs. When we critiqued our manufacturing performance in 2000, we concluded that we could significantly improve our cost reduction and productivity improvement performance. We needed to tighten our focus, improve our sense of urgency and increase the resources committed to this initiative. We regrouped and entered 2001 with renewed focus and the commitment to accelerate our drive to reduce costs through Global Manufacturing. Throughout the year these efforts gained momentum, and we significantly improved our costs.

For example, we added a "Gateway" function in Suzhou to coordinate logistics and quality assurance for the growing number of components we are sourcing in China. As a result, the quality and cost of these parts are outstanding.

We also began construction of a new components factory in the Czech Republic to supplement our manufacturing operations already there. This new operation will provide the capacity necessary to capitalize on Eastern Europe as a source of supply for our North American operations, as well as Europe. As we learn to think about manufacturing in worldwide terms, we are improving our capability to respond to a future of accelerated global competition.

## TIGHT EXPENSE CONTROL:

Franklin people in every part of our business spend Franklin's money as if it were their own. We know that the money we spend rightly belongs to our customers and our shareowners. But tight expense control goes beyond this. It includes our relentless drive to eliminate unnecessary activities and non-value adding functions. Our B2B e-commerce initiative is one example. As other companies curtailed their information technology expenditures, we expanded our team of dedicated information technology specialists. We are increasingly taking advantage of the Internet and our Intranet capabilities to improve customer service and eliminate costs.

## BUILDING OUR LONG TERM STRATEGIC CAPABILITY:

As we enter 2002, the world is a confused, doubt-filled and fiercely competitive place. The global economic recession has exposed the vulnerabilities of poorly conceived business plans and popped the exuberance and overconfidence of an overheated economy. Many companies are trying to develop new strategies for success. This is a time of strategic-plan-a-minute. However, at Franklin we remain resolutely on the same course and direction which have served us well for over a decade and a half. Step-by-step we are building a Franklin Electric positioned to ride out these economic storms and ready to take advantage of the opportunities the future will bring.

We are building profitable, enduring businesses that will consistently achieve above average earnings and return on equity with below-average debt. This was our commitment to you, our shareowners, many years ago, and it remains our commitment to you today.

## CORPORATE GOVERNANCE:

This year for the first time, I feel compelled to discuss corporate governance at Franklin Electric. Recently we have witnessed a complete breakdown in corporate governance, accounting integrity and auditor independence at several public companies. Boards of Directors were asleep or otherwise compromised. Managements became greedy and arrogant. Day after day new charges of malfeasance and conflicts of interest are reported. The public, company employees and investors are properly outraged, and they have become skeptical of the governance practices of corporations in general. Many innocent people have been seriously hurt financially by these atrocious acts. I hope the perpetrators and those charged with oversight responsibility are dealt with harshly.

From my personal experience, these serious and even criminal lapses in good governance are the exception rather than the rule. The vast majority of public companies work very hard to uphold high standards of corporate governance. I know we do at Franklin Electric Company.

Our Board of Directors and management take good corporate governance very seriously. Franklin has had a comprehensive formal Governance Policy for well over a decade. The principles underpinning this policy are the basic principles of honesty, integrity, and openness we learned from our parents and in church. We are fortunate that Franklin's founders, Edward Schaefer and William Kehoe, were men of high principle and integrity. They provided Franklin with a strong ethical foundation. Each year our Board of Directors reviews and reaffirms our governance policy to assure that Franklin is following "Best Corporate Governance Practices".

As you can see from the listing of our Directors on the inside back cover, six of the eight Franklin Directors are independent. Franklin's independent Directors are strong individuals with outstanding business experience who have no personal relationship with any of Franklin's management.

Franklin's Audit Committee is fully independent and possesses good accounting and financial understanding. Our Internal Audit Department reports directly to this Audit Committee. Our financial executive managers have a direct and independent reporting responsibility to the Audit Committee that is separate and distinct from their duties as members of our management. Our outside auditors are hired by the Board subject to annual concurrence of the Shareholders and report directly to the Board through the Audit Committee. The outside auditors provide only audit, tax and acquisition due diligence services to the Company. They do not provide management consulting or information systems services. The Audit Committee meets with both the external and internal auditors privately several times a year, and they also review their independence and effectiveness annually.

Under the leadership of our Board of Directors, Franklin's management also takes governance very seriously. Every manager worldwide understands and annually re-commits to our Corporate Code of Conduct. Active compliance with this standard of behavior is mandatory. We do not waive our principles. Franklin's management is pledged to uphold the fiduciary and other responsibilities entrusted in us by our shareowners, and we work hard to live to the high standards of this stewardship. While we recognize all humans have frailties, our business and financial systems and controls are designed to protect our Company's best interests.

Industrial Motor Products' explosion-proof motors meet the requirements of Underwriters Laboratories (UL) to operate in hazardous environments. The motors are used in fuel transfer operations, paint mixing and applications where the atmosphere contains combustible gases, vapors and dust.



## POSITIONED FOR THE FUTURE:

All of us were stunned by the horrific events of September 11. We did not believe our homeland could be attacked in such an audacious and devastating manner. It wasn't long afterward that we heard national leaders, media commentators and assorted other experts telling us that the world was changed forever.

I respectfully disagree. I do not believe the world has changed. What has changed is the way Americans see it. For the first time in decades, perhaps for the first time in our short history as a country, we are experiencing what the rest of the world has known for a long time. Americans have finally been awakened to the reality of danger and the fragility of peace and security that seemed uniquely ours. The illusion of our country as an island of safety in a dangerous world has vanished. Whether we like it or not, we are living in a world in which danger and challenge extend beyond national boundaries and traditional spheres of influence. While the weak are in danger of perishing, many new opportunities are opening for the strong. We welcome this challenge because we know Franklin Electric Company is among the strong. We have been preparing our Company for this ever more dangerous and competitive world for over sixteen years.

We began our preparations by carefully choosing our markets and products, shedding those that did not fit our risk/reward criteria. We focused on markets where our products help satisfy the essential requirements of life; water, energy and preservation of the environment.

We worked hard to understand the dynamics of these markets and the needs of our customers. From this we defined the Key Factors for Success that would potentially allow us to earn competitive advantage. We focused on these Key Factors for Success and relentlessly deployed our resources to improve our customer performance. We also worked hard to develop the know-how to succeed in the global marketplace. Today Franklin is well positioned to make the turbulent present and the unknowable future work in our favor. We know our businesses will not be immune to downturns, but the road we are building leads to prosperity and growth.

The final reason for my optimism is the quality of Franklin men and women in every part of our business in every region of the world. From the members of our Board of Directors to the men and women in our factories to our field service engineers in Abu Dubai and Shanghai, they are outstanding. They exemplify the commitment and loyalty that have been key to Franklin's success throughout its 57-year history. Franklin people believe in the power of the human spirit. They believe that imagination, persistence and commitment can empower ordinary people to do extraordinary things. Through their dedicated efforts, there is every reason to believe that during the coming years, our Company will set new records of achievement.

We appreciate your continued support, and look to 2002 and the years ahead with considerable confidence and prudent optimism.

William H Lawson

William H. Lawson
*Chairman and Chief Executive Officer*


Diesel

Expanding on technology already in place at FE Petro, Franklin Fueling Systems emerged in 2000 integrating EBW and APT to expand its product line. Franklin Fueling Systems is fast becoming known for the most complete product offering in the industry.

FE Petro's submersible fuel pumping systems.



EBW's fuel handling equipment and monitoring systems.



APT's fuel dispenser sumps, flexible piping and fittings.



# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**RESULTS OF OPERATIONS:** Net sales for 2001 were $322.9 million, a 0.9 percent decrease from 2000 net sales of $325.7 million. The decreased sales were primarily the result of the global manufacturing recession as well as the strong U.S. dollar/weak euro and South African rand that affected foreign sales. The lower sales were partially offset by the inclusion of the full year results of EBW, Inc. ("EBW") and Advanced Polymer Technology, Inc. ("APT") which were acquired in August 2000 as well as sales to KSB AG and customers of Mitsubishi Electric Company under new motor supply agreements for a full year in 2001. Net sales for 2001 were down approximately 8 percent excluding the incremental sales from these acquisitions and supply agreements. Net sales for 2000 were $325.7 million, an 11.1 percent increase from 1999 net sales of $293.2 million. The increased sales in 2000 resulted primarily from a higher volume of sales of submersible water systems motors and industrial motor products. A portion of the growth is from supply agreements entered into in December 1998 and from the acquisition of EBW and APT. These increases were partially offset by lower sales of fueling systems products and the effects of the strengthening U.S. dollar relative to the euro and the South African rand.

Cost of sales as a percent of net sales for 2001, 2000 and 1999 was 71.2 percent, 73.8 percent and 71.3 percent, respectively. Cost of sales as a percent of net sales decreased in 2001 from 2000 primarily as a result of specific cost reduction and productivity initiatives which resulted in improved labor efficiencies and lower material costs as well as lower costs in key commodities. Cost of sales as a percent of net sales increased in 2000 from 1999 primarily as a result of lower labor efficiencies, higher energy costs, and material costs in key commodities, depreciation and other project costs.

Selling and administrative expenses as a percent of net sales for 2001, 2000 and 1999 was 14.7 percent, 13.8 percent and 14.3 percent, respectively. Selling and administrative expense spending before the impact of acquisitions was flat from 2000 to 2001. The addition of fixed expenses from the acquired companies is the primary reason for the increase of selling and administrative expenses as a percent of net sales. The decrease in 2000 from 1999 was primarily due to modest increases in fixed expenses while sales increased at a higher rate.

Interest expense for 2001, 2000 and 1999 was $1.2 million, $1.1 million and $1.3 million, respectively.

During the third quarter of 2000, the Company recorded a one-time $3.2 million ($2.0 million after-tax) charge to earnings to recognize the costs of the unsuccessful acquisition of the fuel pumping systems business of the Marley Pump Company, a division of United Dominion Industries.

Included in other income, net for 2001, 2000 and 1999 was interest income of $0.6 million, $1.2 million and $1.9 million, respectively, primarily derived from the investment of cash balances in short-term U.S. treasury and agency securities.

Foreign currency-based transactions produced a loss for 2001, 2000 and 1999 of $0.5 million, $0.7 million and $0.7 million, respectively. The foreign currency transaction loss in 2001, 2000 and 1999 was primarily due to the strengthening U.S. dollar relative to the euro and South African rand.

The provision for income taxes in 2001, 2000 and 1999 was $16.2 million, $13.7 million and $15.6 million, respectively. The effective tax rate for each year differs from the United States statutory rate of 35 percent, due principally to the effects of state and foreign income taxes, net of federal tax benefits.

Net income for 2001 was $27.2 million, or $4.78 per diluted share, compared to 2000 net income of $22.2 million, or $3.91 per diluted share. Net income for 1999 was $26.8 million, or $4.60 per diluted share.

Inflation has not had a significant effect on the Company's operations or financial condition.

**CAPITAL RESOURCES AND LIQUIDITY:** Cash flows from operations provide the principal source of current liquidity. Net cash flows provided by operating activities were $39.9 million, $18.8 million and $36.1 million in 2001, 2000 and 1999, respectively. The primary source of cash from operations for 2001 was earnings. The increase in 2001 was related to decreases in accounts receivable. The decrease in 2000 was related to increases in accounts receivable and decreases in accounts payable. The increases in 1999 were primarily related to increases in accounts payable and accrued employee benefit plan obligations.

Net cash flows used in investing activities were $10.2 million, $25.6 million and $0.1 million in 2001, 2000 and 1999, respectively. The primary use of cash in 2001 was for additions to plant and equipment. The primary uses of cash in 2000 were for the acquisition of EBW and APT and additions to plant and equipment. The primary use of cash in 1999 was for additions to plant and equipment.

Net cash flows used in financing activities were $19.0 million, $12.3 million and $26.0 million in 2001, 2000 and 1999, respectively. The primary uses of cash in each of these three years related to the repurchase of shares of Company common stock under the Company's repurchase program and the payment of dividends. During 2001, 2000 and 1999, the Company repurchased 204,100, 126,700 and 288,000 shares of its common stock for $14.2 million, $8.4 million and $20.1 million, respectively. The Company paid $5.1 million, $4.7 million and $4.2 million in dividends on the Company's common stock in 2001, 2000 and 1999, respectively. The Company has authority under its Board-approved stock repurchase program to purchase an additional 370,192 shares of its common stock after December 29, 2001.

Cash, cash equivalents and marketable securities at the end of 2001 were $23.7 million compared to $9.6 million at the end of 2000. Working capital increased $14.3 million in 2001 and the current ratio of the Company was 2.7 and 2.2 at the end of 2001 and 2000, respectively.

Principal payments of $1.0 million per year on the Company's $20.0 million of unsecured long-term debt began in 1998 and will continue until 2008 when a balloon payment of $10.0 million will fully retire the debt. In November 2001, the Company entered into an unsecured, 38-month $60.0 million revolving credit agreement (the "Agreement"). The Agreement replaced an expiring agreement for $40.0 million. The Agreement includes a facility fee of one-eighth of one percent on the committed amount. As of the fiscal year end, there were no borrowings under the Agreement. Both the Company's long-term debt and note agreements contain certain financial covenants with respect to borrowings, interest coverage, working capital, net worth, loans or advances, and investments. The Company was in compliance with all debt covenants at all times in 2001 and 2000. See Note 6.

At December 29, 2001, the Company had $3.1 million of commitments for the construction of a building in Brno, Czech Republic and the purchase of machinery and equipment.

During 2002, the Company intends to continue to seek acquisition candidates that are compatible with its existing product lines and that provide leveraged growth potential.

Management believes that internally generated funds and existing credit arrangements provide sufficient liquidity to meet current commitments.

**ACCOUNTING PRONOUNCEMENTS:** SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets", respectively, were published in June 2001. SFAS No. 141 requires the purchase method of accounting for business combinations, and SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company discontinued amortizing goodwill effective the first quarter of the Company's 2002 fiscal year. During 2002, the Company will implement the other transition provisions of SFAS Nos. 141 and 142, including the performance of goodwill impairment testing. The adoption of SFAS Nos. 141 and 142 are not expected to have a material impact on the Company's financial position or its results of operations.

**"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:** Any forward-looking statements contained herein involve risks and uncertainties, including, but not limited to, general economic and currency conditions, various conditions specific to the Company's business and industry, market demand, competitive factors, supply constraints, technology factors, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in Exhibit 99 of the Company's 2001 Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. Any forward-looking statements included herein are based upon information presently available. The Company does not assume any obligation to update any forward-looking information.

**QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK:** The Company is subject to market risk associated with changes in foreign currency exchange rates and interest rates. Foreign currency exchange rate risk is mitigated through several means: maintenance of local production facilities in the markets served, invoicing of customers in the same currency as the source of the products, prompt settlement of intercompany balances utilizing a global netting system and limited use of foreign currency denominated debt. Interest rate exposure is principally limited to the marketable U.S. treasury and agency securities owned by the Company ($3.0 million at December 29, 2001) and is mitigated by the short-term, generally less than 6 months, nature of these investments.

## INDEPENDENT AUDITORS' REPORT

To the Shareowners and Directors, Franklin Electric Co., Inc.:

We have audited the accompanying consolidated balance sheets of Franklin Electric Co., Inc. and consolidated subsidiaries as of December 29, 2001 and December 30, 2000 and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Franklin Electric Co., Inc. and consolidated subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Chicago, Illinois
January 25, 2002

## DIVIDEND PAYMENTS

The number of shareowners of record as of February 22, 2002 was 1,094. The Company's stock is traded on Nasdaq National Market: Symbol FELE.

Dividends paid and the price range per common share as quoted by the Nasdaq National Market for 2001 and 2000 were as follows:

| | DIVIDENDS PER SHARE | | PRICE PER SHARE | | | |
|---|---|---|---|---|---|---|
| | **2001** | **2000** | **2001** | | **2000** | |
| | | | **Low** | **High** | Low | High |
| 1st Quarter... | **$.22** | $.20 | **$64.000** | **$73.250** | $62.875 | $72.750 |
| 2nd Quarter... | **$.24** | $.22 | **$66.080** | **$75.900** | $63.875 | $72.938 |
| 3rd Quarter... | **$.24** | $.22 | **$68.250** | **$82.828** | $62.750 | $70.250 |
| 4th Quarter... | **$.24** | $.22 | **$70.630** | **$85.280** | $52.250 | $73.000 |

# CONSOLIDATED STATEMENTS OF INCOME

Franklin Electric Co., Inc. and Consolidated Subsidiaries

| (In thousands, except per share amounts) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales | $322,908 | $325,731 | $293,236 |
| Cost of sales (including research and development expenses of $5,232, $4,978 and $5,251, respectively) | 230,037 | 240,545 | 209,065 |
| Gross profit | 92,871 | 85,186 | 84,171 |
| Selling and administrative expenses | 47,522 | 44,967 | 41,898 |
| Operating income | 45,349 | 40,219 | 42,273 |
| Interest expense | (1,193) | (1,111) | (1,317) |
| Costs of unsuccessful acquisition | — | (3,237) | — |
| Other income/(expense), net | (239) | 764 | 2,185 |
| Foreign exchange loss | (532) | (726) | (745) |
| Income before income taxes | 43,385 | 35,909 | 42,396 |
| Income taxes (Note 5) | 16,235 | 13,683 | 15,591 |
| Net income | $ 27,150 | $ 22,226 | $ 26,805 |
| Per share data (Note 8): | | | |
| Net income per common share | $ 4.99 | $ 4.08 | $ 4.87 |
| Net income per common share, assuming dilution | $ 4.78 | $ 3.91 | $ 4.60 |
| Dividends per common share | $ .94 | $ .86 | $ .77 |

See Notes to Consolidated Financial Statements.

# CONSOLIDATED BALANCE SHEETS

Franklin Electric Co., Inc. and Consolidated Subsidiaries

| Assets (In thousands) | 2001 | 2000 |
|---|---|---|
| Current assets: | | |
| Cash and equivalents | $ 20,750 | $ 9,631 |
| Marketable securities | 2,999 | — |
| Receivables (less allowances of $1,658 and $1,949, respectively) | 27,486 | 31,568 |
| Inventories: | | |
| Raw materials | 16,447 | 19,950 |
| Work-in-process | 6,005 | 7,559 |
| Finished goods | 35,662 | 32,414 |
| LIFO reserve | (10,106) | (10,833) |
| | 48,008 | 49,090 |
| Other current assets (including deferred income taxes of $8,667 and $9,538, respectively, Note 5) | 10,340 | 11,672 |
| Total current assets | 109,583 | 101,961 |
| Property, plant and equipment, at cost: | | |
| Land and buildings | 25,343 | 25,301 |
| Machinery and equipment | 121,791 | 122,191 |
| | 147,134 | 147,492 |
| Less allowance for depreciation | 88,295 | 82,888 |
| | 58,839 | 64,604 |
| Deferred and other assets (including deferred income taxes of $17 and $1,483, respectively, Note 5) | 12,710 | 15,048 |
| Goodwill | 14,511 | 15,566 |
| Total Assets | $195,643 | $197,179 |

See Notes to Consolidated Financial Statements.

| **Liabilities and Shareowners' Equity** (In thousands) | **2001** | 2000 |
|---|---|---|
| Current liabilities: | | |
| Current maturities of long-term debt and short-term borrowings (Note 6) | **$ 1,058** | $ 1,076 |
| Accounts payable | **11,683** | 16,114 |
| Accrued expenses (Note 4) | **24,146** | 27,105 |
| Income taxes (Note 5) | **3,538** | 2,769 |
| Total current liabilities | **40,425** | 47,064 |
| Long-term debt (Note 6) | **14,465** | 15,874 |
| Employee benefit plan obligations (Note 3) | **13,199** | 13,981 |
| Other long-term liabilities | **4,285** | 4,262 |
| Shareowners' equity (Note 7): | | |
| Common shares outstanding (5,334 and 5,504, respectively) | **533** | 550 |
| Additional capital | **23,882** | 30,035 |
| Retained earnings | **109,103** | 93,445 |
| Loan to ESOP Trust (Note 3) | **(1,362)** | (1,594) |
| Accumulated other comprehensive loss | **(8,887)** | (6,438) |
| Total shareowners' equity | **123,269** | 115,998 |
| Total Liabilities and Shareowners' Equity | **$195,643** | $197,179 |

See Notes to Consolidated Financial Statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

Franklin Electric Co., Inc. and Consolidated Subsidiaries

| (In thousands) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | **$ 27,150** | $ 22,226 | $ 26,805 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | | |
| Depreciation and amortization | **12,660** | 10,839 | 7,460 |
| Deferred income taxes | **2,916** | (34) | 672 |
| Loss on disposals of plant and equipment | **1,980** | 275 | 110 |
| Changes in assets and liabilities: | | | |
| Receivables | **2,963** | (7,473) | (2,560) |
| Inventories | **(697)** | (2,516) | (6,137) |
| Accounts payable and other accrued expenses | **(8,028)** | (2,612) | 7,689 |
| Employee benefit plan obligations | **(718)** | 2,156 | 2,506 |
| Other, net | **1,697** | (4,113) | (445) |
| Net cash flows from operating activities | **39,923** | 18,748 | 36,100 |
| Cash flows from investing activities: | | | |
| Additions to plant and equipment | **(6,709)** | (14,108) | (13,691) |
| Proceeds from sale of plant and equipment | **354** | 61 | 68 |
| Additions to deferred assets | **(802)** | (2,829) | (5,412) |
| Purchases of marketable securities | **(2,999)** | (2,915) | (27,692) |
| Cash paid for acquisition (Note 2) | **—** | (17,687) | — |
| Proceeds from maturities of marketable securities | **—** | 11,883 | 46,645 |
| Net cash flows from investing activities | **(10,156)** | (25,595) | (82) |
| Cash flows from financing activities: | | | |
| Repayment of long-term debt (Note 6) | **(1,016)** | (1,017) | (1,019) |
| Borrowing on line of credit and short-term borrowings | **11,055** | — | 362 |
| Repayment of line of credit and short-term borrowings | **(11,073)** | (41) | (2,794) |
| Proceeds from issuance of common stock | **1,059** | 1,541 | 1,899 |
| Purchases of common stock (Note 7) | **(14,157)** | (8,351) | (20,124) |
| Reductions from stock subscriptions | **—** | — | (324) |
| Reduction of loan to ESOP Trust | **232** | 233 | 232 |
| Dividends paid | **(5,122)** | (4,685) | (4,239) |
| Net cash flows from financing activities | **(19,022)** | (12,320) | (26,007) |
| Effect of exchange rate changes on cash | **374** | 954 | 799 |
| Net change in cash and equivalents | **11,119** | (18,213) | 10,810 |
| Cash and equivalents at beginning of year | **9,631** | 27,844 | 17,034 |
| Cash and equivalents at end of year | **$ 20,750** | $ 9,631 | $ 27,844 |

Cash paid during 2001, 2000 and 1999 for interest was $1.1 million, $1.1 million and $1.4 million, respectively. Also, cash paid during 2001, 2000 and 1999 for income taxes was $13.1 million, $14.6 million and $15.4 million, respectively.

See Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands, except share amounts)

| | Common Shares Outstanding | Common Stock | Additional Capital | Retained Earnings | Loan to ESOP Trust | Accumulated Other Comprehensive Income (Loss) | Comprehensive Income |
|---|---|---|---|---|---|---|---|
| Balance year end 1998 | 5,573,720 | $557 | $14,105 | $ 81,872 | $(2,059) | $(2,878) | |
| Net income | | | | 26,805 | | | $26,805 |
| Currency translation adjustment | | | | | | (1,849) | (1,849) |
| Pension liability adjustment | | | | | | 369 | 369 |
| *Comprehensive income, net of tax* | | | | | | | $25,325 |
| Dividends on common stock | | | | (4,239) | | | |
| Common stock issued | 129,200 | 13 | 1,886 | | | | |
| Common stock repurchased | (288,000) | (29) | | (20,095) | | | |
| *Retirement of incentive stock* | (1,500) | | | (101) | | | |
| Tax benefit of stock options exercised | | | 1,704 | | | | |
| Loan payment from ESOP | | | | | 232 | | |
| Balance year end 1999 | 5,413,420 | 541 | 17,695 | 84,242 | (1,827) | (4,358) | |
| Net income | | | | 22,226 | | | $22,226 |
| Currency translation adjustment | | | | | | (1,693) | (1,693) |
| Pension liability adjustment | | | | | | (387) | (387) |
| Comprehensive income, net of tax | | | | | | | $20,146 |
| Dividends on common stock | | | | (4,685) | | | |
| Common stock issued | 217,647 | 22 | 11,519 | | | | |
| Common stock repurchased | (126,700) | (13) | | (8,338) | | | |
| Tax benefit of stock options exercised | | | 821 | | | | |
| Loan payment from ESOP | | | | | 233 | | |
| Balance year end 2000 | 5,504,367 | 550 | 30,035 | 93,445 | (1,594) | (6,438) | |
| **Net income** | | | | **27,150** | | | **$27,150** |
| **Currency translation adjustment** | | | | | | **(2,353)** | **(2,353)** |
| **Pension liability adjustment** | | | | | | **(96)** | **(96)** |
| **Comprehensive income, net of tax** | | | | | | | **$24,701** |
| **Dividends on common stock** | | | | **(5,122)** | | | |
| **Common stock issued** | **34,000** | **3** | **1,056** | | | | |
| **Common stock repurchased** | **(204,100)** | **(20)** | **(7,767)** | **(6,370)** | | | |
| **Tax benefit of stock options exercised** | | | **558** | | | | |
| **Loan payment from ESOP** | | | | | **232** | | |
| **Balance year end 2001** | **5,334,267** | **$533** | **$23,882** | **$109,103** | **$(1,362)** | **$(8,887)** | |

See Notes to Consolidated Financial Statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Fiscal Year** — The Company's fiscal year ends on the Saturday nearest December 31. The financial statements and accompanying notes are as of and for the years ended December 29, 2001 (52 weeks), December 30, 2000 (52 weeks) and January 1, 2000 (52 weeks) and are referred to as 2001, 2000 and 1999, respectively.

**Principles of Consolidation** — The consolidated financial statements include the accounts of the Company and its subsidiaries.

**Revenue Recognition** — Sales are recognized when the Company's products are shipped.

**Cash Equivalents** — Cash equivalents consist of highly liquid investments which are readily convertible to cash, present insignificant risk of changes in value due to interest rate fluctuations and have original or purchased maturities of three months or less.

**Marketable Securities** — Marketable securities consist of short-term U.S. treasury and agency securities with maturities of greater than three months at the date of purchase. All securities are categorized as held-to-maturity and are stated at amortized cost. Due to the nature of these securities, the difference between the amortized cost and fair value is immaterial.

**Fair Value of Financial Instruments** — The carrying amounts for cash and equivalents, long-term debt and short-term debt approximate fair value. The fair value of long-term debt is estimated based on current borrowing rates for similar issues and current exchange rates for foreign currency denominated amounts. The Company's off-balance sheet instruments consist of operating leases which are not significant (see Footnote 12).

**Inventories** — Inventories are stated at the lower of cost or market. The majority of the cost of domestic inventories is determined using the last-in, first-out (LIFO) method; all remaining inventory costs are determined using the first-in, first-out (FIFO) method. Inventories stated on the LIFO method approximated 53 percent and 55 percent of total inventories in 2001 and 2000, respectively.

**Property, Plant and Equipment** — Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided principally on a straight line basis over the estimated useful lives of 5 to 50 years for land improvements and buildings, 2 to 10 years for machinery, equipment, furniture, and fixtures and 3 to 5 years for automobiles and trucks. Accelerated methods are used for income tax purposes. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

**Stock-Based Compensation** — Management of the Company has elected to adopt the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". Employee stock-based compensation will continue to be accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense is recognized in the financial statements as the exercise price of the Company's stock options equals the market price of the underlying stock on the dates of the grants.

**Earnings Per Common Share** — Basic and diluted earnings per share are computed and disclosed under SFAS No. 128, "Earnings Per Share". Diluted earnings per share is computed based upon earnings applicable to common shares divided by the weighted-average number of common shares outstanding during the period adjusted for the effect of other dilutive securities.

**Comprehensive Income** — The Company adopted SFAS No. 130, "Reporting Comprehensive Income", in the first quarter of 1998 and has elected to display comprehensive income and its components in its consolidated statements of shareowners' equity.

**Translation of Foreign Currencies** — All assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year end exchange rates. All revenue and expense accounts are translated at average rates in effect during the period.

**Use of Estimates** — Management's best estimates of certain amounts are required in preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and actual results could differ from those estimates.

**Derivative Instruments and Hedging Activities** — The Company accounts for derivative instruments and hedging activities under the provisions of SFAS Nos. 133, 137 and 138. These statements require the accounting for derivatives on the balance sheet as either assets or liabilities, their measurement at fair value, and that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. Certain disclosures concerning the designation and assessment of hedging relationships are also required. The Company adopted the provisions of these statements in the first quarter of 2001. No transition adjustment was required.

**Reclassifications** — Certain prior year amounts are reclassified when necessary to conform to the current year presentation.

**Accounting Pronouncements** — SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets", respectively, were published in June 2001. SFAS No. 141 requires the purchase method of accounting for business combinations, and SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company discontinued amortizing goodwill effective the first quarter of the Company's 2002 fiscal year. During

2002, the Company will implement the other transition provisions of SFAS Nos. 141 and 142, including the performance of goodwill impairment testing. The adoption of SFAS Nos. 141 and 142 are not expected to have a material impact on the Company's financial position or its results of operations.

## 2. BUSINESS ACQUISITIONS

**EBW, Inc. and Advanced Polymer Technology, Inc.** — On August 31, 2000, the Company acquired all of the outstanding shares of capital stock of EBW, Inc. and Advanced Polymer Technology, Inc. ("EBW" and "APT"), manufacturers of equipment for use in fueling systems. The Company paid to the selling shareholders of EBW and APT an aggregate of $20.3 million at the closing date, consisting of $10.3 million in cash and the issuance of $10.0 million of the Company's common stock (154,247 shares). The Company also assumed an aggregate of $7.5 million of EBW and APT's credit obligations, of which $7.4 million was paid to the creditors by the Company on the closing date. In aggregate, the acquisition was recorded at a total purchase price of $27.9 million, including $0.1 million in acquisition costs, at the closing date. The Company may pay additional consideration contingent on the future earnings performance of EBW and APT through December 31, 2003.

The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the aggregate purchase price was allocated to the net assets acquired based on the estimated fair values. The excess of purchase price over the fair value of the net assets acquired has been recorded as goodwill which was being amortized on a straight-line basis over 20 years. The Company discontinued amortizing goodwill effective the first quarter of the Company's 2002 fiscal year under the provisions of SFAS No. 142.

**Other** — During the third quarter of 2000, the Company recorded a one-time $3.2 million ($2.0 million after-tax) charge to earnings to recognize the costs of the unsuccessful acquisition of the fuel pumping systems business of the Marley Pump Company, a division of United Dominion Industries.

During 1998, the Company purchased certain operating and intangible assets from a motor manufacturer for $17.5 million. During 2001, the parties initiated arbitration proceedings to resolve certain acquisition contingencies and other matters as provided under the original purchase agreement. Any subsequent payments made or received by the Company upon resolution of the arbitration proceedings will be accounted for as an adjustment to the cost of the acquired assets and amortized over the original remaining lives of these assets.

## 3. EMPLOYEE BENEFIT PLANS

**Defined Benefit Plans** — As of December 29, 2001, the Company's domestic operations maintain three separate pension plans.

The Company's other postretirement benefit plans provide health and life insurance benefits to domestic employees hired prior to 1992. The Company effectively capped its cost for those benefits through plan amendments made in 1992, freezing Company contributions for insurance benefits at 1991 levels for current and future beneficiaries with actuarially reduced benefits for employees who retire before age 65.

The following table sets forth aggregated information related to the Company's domestic pension benefits and other postretirement benefits, including changes in the benefit obligations, changes in plan assets, funded status, amounts recognized in the Consolidated Balance Sheets, and actuarial assumptions:

(In thousands)

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Change in benefit obligation: | | | | |
| Benefit obligation, b/o/y | **$100,746** | $ 91,199 | **$ 12,118** | $ 11,863 |
| Service cost | **3,163** | 3,100 | **307** | 289 |
| Interest cost | **7,487** | 7,056 | **872** | 868 |
| Plan amendments | **717** | (217) | **—** | — |
| Actuarial loss | **5,111** | 6,479 | **360** | 323 |
| Employee contributions | **—** | 18 | **—** | — |
| Benefits paid | **(8,015)** | (6,889) | **(1,207)** | (1,225) |
| Benefit obligation, e/o/y | **$109,209** | $100,746 | **$ 12,450** | $ 12,118 |
| Change in plan assets: | | | | |
| Fair value of assets, b/o/y | **$112,732** | $112,342 | **$ —** | $ — |
| Actual return on plan assets | **1,383** | 7,172 | **—** | — |
| Company contributions | **3,090** | 89 | **1,207** | 1,225 |
| Employee contributions | **—** | 18 | **—** | — |
| Benefits paid | **(8,015)** | (6,889) | **(1,207)** | (1,225) |
| Fair value of assets, e/o/y | **$109,190** | $112,732 | **$ —** | $ — |
| Reconciliation of funded status: | | | | |
| Funded status | **$ (19)** | $ 11,986 | **$(12,450)** | $(12,118) |
| Unrecognized net (gain)/loss | **(11,223)** | (25,557) | **2,547** | 2,322 |
| Unrecognized transition obligation | **—** | — | **5,378** | 5,867 |
| Unrecognized prior service cost | **5,504** | 5,700 | **—** | — |
| Net amount recognized | **$ (5,738)** | $ (7,871) | **$ (4,525)** | $ (3,929) |
| Amounts recognized in the Consolidated Balance Sheets: | | | | |
| Accrued benefit liability | **$ (7,647)** | $ (9,005) | **$ (4,525)** | $ (3,929) |
| Intangible asset | **615** | — | **—** | — |
| Deferred tax asset | **516** | 452 | **—** | — |
| Accumulated other comprehensive loss | **778** | 682 | **—** | — |
| Net amount recognized | **$ (5,738)** | $ (7,871) | **$ (4,525)** | $ (3,929) |
| Actuarial assumptions: | | | | |
| Discount rate | **7.25%** | 7.50% | **7.25%** | 7.50% |
| Rate of increase in future compensation | **0-9.00% (Graded)** | 0-5.00% | **5.00%** | 5.00% |
| Expected long-term rate of return on plan assets | **9.25%** | 9.25% | **—** | — |

The following table sets forth aggregated net domestic periodic benefit cost for 2001, 2000 and 1999:

(In thousands)

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | **2001** | 2000 | 1999 | **2001** | 2000 | 1999 |
| Service cost | **$3,163** | $3,100 | $3,003 | **$ 307** | $ 289 | $ 335 |
| Interest cost | **7,487** | 7,056 | 6,258 | **872** | 868 | 813 |
| Expected return on assets | **(9,835)** | (9,171) | (8,272) | **—** | — | — |
| Amortization of unrecognized: obligation/(asset) | **—** | (112) | (43) | **489** | 489 | 489 |
| Prior service cost | **913** | 819 | 896 | **—** | — | — |
| Loss/(Gain) | **(770)** | (677) | 3 | **135** | 122 | 200 |
| Net periodic benefit cost | **$ 958** | $1,015 | $1,845 | **$1,803** | $1,768 | $1,837 |

The plan assets of the pension plans consist primarily of common stocks and bonds, including $24,888 and $20,791 of the Company's common stock in 2001 and 2000, respectively.

One of the Company's three pension plans covers certain management employees. The Company does not fund this plan, and its assets were zero in 2001 and 2000. The plan's projected benefit obligation and accumulated benefit obligation were $5,312 and $4,885, respectively, at December 29, 2001, and $4,304 and $3,337, respectively, at December 30, 2000.

The Company's German subsidiary, which does not report pension information under the Employee Retirement Income Security Act of 1974, calculates the pension liability based on local requirements. The long-term pension liability for the German subsidiary was $1,036 at December 29, 2001 and $1,057 at December 30, 2000. The difference between calculating the pension liability under local requirements versus SFAS No. 87 requirements is immaterial. Pension liabilities for other foreign subsidiaries are not significant.

**Defined Contribution Plans** — The Company maintains an integrated 401(k) and Employee Stock Ownership Plan (ESOP).

In 1996 and 1992, the ESOP Trustee acquired shares of Company common stock on the open market using the proceeds of a ten-year, $0.3 million loan and a fifteen-year, $3.0 million loan, respectively, from the Company. Under the terms of the variable rate loan (6.31 percent at December 29, 2001), principal plus interest is payable in equal annual installments. The shares of stock purchased with the loan proceeds are collateral for the loan and are considered outstanding for purposes of calculating earnings per share.

The Company contributes a portion of its 401(k) matching contribution as well as an additional annual contribution, both subject to the Company's annual financial results, to the ESOP Trust. The ESOP Trustee uses a portion of the Company's contributions to make principal and interest payments on the loan. As loan payments are made, shares of common stock are released as collateral and are allocated to participants' accounts. The balance of the Company's contributions in cash or common stock is made to the 401(k) and ESOP Trusts, and allocated to participants' accounts to satisfy the balance of the Company's 401(k) matching contribution.

At December 29, 2001, 128,629 shares were allocated to the accounts of participants, 9,036 shares were committed to be released and allocated to the accounts of participants for service rendered during 2001, and 38,055 shares were held by the ESOP Trust in suspense.

The following table sets forth the interest expense and Company contributions to the integrated ESOP and 401(k) Plan.

(In thousands)

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Interest expense incurred by the plan on ESOP debt | **$ 88** | $ 104 | $ 118 |
| Company contributions to integrated plan | **$1,199** | $1,308 | $1,004 |

## 4. ACCRUED EXPENSES

Accrued expenses consisted of:

(In thousands)

| | **2001** | 2000 |
|---|---|---|
| Salaries, wages and commissions | **$ 8,116** | $ 8,191 |
| Product warranty costs | **4,970** | 5,244 |
| Insurance | **5,926** | 6,114 |
| Employee benefits | **1,994** | 2,190 |
| Other | **3,140** | 5,366 |
| | **$24,146** | $27,105 |

## 5. INCOME TAXES

Income before income taxes consisted of:

(In thousands)

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Domestic | **$35,643** | $27,202 | $35,104 |
| Foreign | **7,742** | 8,707 | 7,292 |
| | **$43,385** | $35,909 | $42,396 |

The income tax provision consisted of:

(In thousands)

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Currently payable: | | | |
| Federal | **$ 9,145** | $ 8,328 | $10,198 |
| Foreign | **2,622** | 3,412 | 2,954 |
| State | **1,552** | 1,977 | 1,767 |
| Deferred: | | | |
| Federal | **2,320** | (188) | 472 |
| Foreign | **152** | 68 | 31 |
| State | **444** | 86 | 169 |
| | **$16,235** | $13,683 | $15,591 |

Significant components of the Company's deferred tax assets and liabilities were as follows:

(In thousands)

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets: | | |
| Accrued expenses and reserves | $ 5,861 | $ 6,424 |
| Compensation and employee benefits | 8,277 | 7,032 |
| Other items | 2,381 | 3,264 |
| Total deferred tax assets | 16,519 | 16,720 |
| Deferred tax liabilities: | | |
| Accelerated depreciation on fixed assets | 6,564 | 5,312 |
| Other items | 1,271 | 387 |
| Total deferred tax liabilities | 7,835 | 5,699 |
| Net deferred tax assets | $ 8,684 | $11,021 |

The portions of current and non-current deferred tax assets and liabilities were as follows:

(In thousands)

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Deferred Tax Assets | Deferred Tax Liabilities | Deferred Tax Assets | Deferred Tax Liabilities |
| Current | $ 9,474 | $ 807 | $ 9,538 | $ — |
| Non-current | 7,045 | 7,028 | 7,182 | 5,699 |
| | $16,519 | $7,835 | $16,720 | $5,699 |

There was no valuation allowance for deferred tax assets required in 2001 or 2000.

The differences between the statutory and effective tax rates were as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| U.S. Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal benefit | 3.0 | 3.4 | 3.3 |
| Other items | (0.6) | (0.3) | (1.5) |
| | 37.4% | 38.1% | 36.8% |

## 6. DEBT

Long-term debt consisted of:

(In thousands)

| | 2001 | 2000 |
|---|---|---|
| Insurance Company — 6.31%, principal payments of $1.0 million due in annual installments, with a balloon payment of $10,000 in 2008 ($2,671 denominated in JPY at 12/29/01) | $15,448 | $16,838 |
| Bank | 34 | 53 |
| | 15,482 | 16,891 |
| Less current maturities | (1,017) | (1,017) |
| | $14,465 | $15,874 |

The Company's short-term borrowings were $41 and $59 at December 29, 2001 and December 30, 2000, respectively. The Company's long-term debt with the insurance company is unsecured and the long-term debt agreement provides for certain financial covenants with respect to borrowings, working capital, loans or advances and investments. The Company was in compliance with all debt covenants at all times in 2001 and 2000.

On November 26, 2001, the Company entered into an unsecured, 38-month, $60.0 million revolving credit agreement (the "Agreement"). The Agreement includes a facility fee of one-eighth of one percent on the committed amount. The Agreement provides for various borrowing rate options including interest rates based on the London Interbank Offered Rates (LIBOR) plus interest spreads keyed to the Company's ratio of debt to earnings before interest, taxes, depreciation, and amortization (EBITDA). The Agreement contains certain financial covenants with respect to borrowings, interest coverage, working capital, net worth, loans or advances, and investments.

## 7. SHAREOWNERS' EQUITY

The Company had 5,334,000 shares of common stock (25,000,000 shares authorized, $.10 par value) outstanding at the end of 2001.

During 2001 and 2000, pursuant to stock repurchase programs authorized by the Company's Board of Directors, the Company repurchased a total of 204,100 shares for $14.2 million and 126,700 shares for $8.4 million, respectively. Of these shares, 20,000 and 130,000 were repurchased from officers of the Company in 2001 and 2000, respectively. All repurchased shares were retired.

During 2000, under terms of a Company stock option plan, a participant remitted 10,000 shares of Company common stock as consideration for stock issued upon the exercise of stock options. The total exercise price of the respective stock options was $0.7 million, and the shares remitted to the Company were subsequently retired.

## 8. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

| (In thousands, except per share amounts) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Numerator: | | | |
| Net Income | **$27,150** | $22,226 | $26,805 |
| Denominator: | | | |
| Basic | | | |
| Weighted-average common shares | **5,443** | 5,454 | 5,502 |
| Diluted | | | |
| Effect of dilutive securities: | | | |
| Employee and director incentive stock options and awards | **242** | 230 | 321 |
| Adjusted weighted-average common shares | **5,685** | 5,684 | 5,823 |
| Basic earnings per share | **$ 4.99** | $ 4.08 | $ 4.87 |
| Diluted earnings per share | **$ 4.78** | $ 3.91 | $ 4.60 |

## 9. STOCK-BASED COMPENSATION

The Company has authorized the grant of options to purchase common stock of the Company to employees and non-employee directors of the Company and its subsidiaries under four fixed stock option plans. The plans and the original number of authorized shares available for grants are as follows:

| | Shares |
|---|---|
| Employee Plans: | |
| 1986 Non-Qualified Stock Option Plan | 555,000 |
| 1996 Employee Stock Option Plan | 600,000 |
| Non-Employee Director Plans: | |
| 1990 Non-Employee Director Stock Option Plan | 60,000 |
| Amended and Restated 1996 Non-Employee Director Stock Option Plan | 300,000 |

Under each of the above plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant and the options expire ten years after the date of the grant. Generally, options granted under the Employee Plans vest 20 percent a year and become fully vested and exercisable after five years. Options granted under the Non-Employee Director Plans vest 33 percent a year and become fully vested and exercisable after three years.

A summary of the Company's fixed stock option plans activity and related information for 2001, 2000 and 1999 follows:

| | **2001** | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| Fixed Options | **Shares** | **Weighted-Average Exercise Price** | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of year | **710,850** | **$46.89** | 589,917 | $38.79 | 642,617 | $30.09 |
| Granted | **161,000** | **73.79** | 184,333 | 65.01 | 84,000 | 70.31 |
| Exercised | **(34,000)** | **31.16** | (63,400) | 24.30 | (129,200) | 14.70 |
| Forfeited | **(6,700)** | **63.92** | — | — | (7,500) | 60.94 |
| Outstanding at end of year | **831,150** | **$52.60** | 710,850 | $46.89 | 589,917 | $38.79 |

The following summarizes information about fixed stock options outstanding at December 29, 2001:

| | **Options Outstanding** | | | **Options Exercisable** | |
|---|---|---|---|---|---|
| **Range of Exercise Prices** | ***Number* Outstanding at 12/29/01** | **Weighted-Average *Remaining* Contractual Life** | **Weighted-Average Exercise Price** | ***Number* Exercisable at 12/29/01** | **Weighted-Average Exercise Price** |
| **$15.00 to 32.50** | **276,600** | **2.94 years** | **$28.90** | **276,600** | **$28.90** |
| **32.51 to 54.13** | **106,750** | **4.95** | **42.32** | **105,350** | **42.17** |
| **54.14 to 78.55** | **447,800** | **8.60** | **69.69** | **93,233** | **68.39** |
| **$15.00 to 78.55** | **831,150** | **6.25** | **$52.60** | **475,183** | **$39.59** |

For pro forma information regarding net income and earnings per share, the fair value for the options awarded in 2001, 2000 and 1999 for all fixed stock option plans was estimated as of the date of the grant using a Black-Scholes option valuation model. The following table sets forth the weighted-average assumptions for 2001, 2000 and 1999, respectively.

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Risk-free interest rate | **4.93%** | 6.19% | 5.76% |
| Dividend yield | **1.30%** | 1.30% | 1.20% |
| Volatility factor | **.204** | .198 | .223 |
| Weighted-average expected life | **6 years** | 6 years | 6 years |

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Therefore, in the year of adoption and subsequently affected years, the effects of applying SFAS No. 123 for providing pro forma net income and earnings per share are not likely to be representative of the effects on reported income in future years. The Company's pro forma information follows:

(In thousands, except per share amounts)

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Reported net income | **$27,150** | $22,226 | $26,805 |
| Pro forma net income | **$26,064** | $21,259 | $26,156 |
| Reported net income available per common share | **$4.99** | $4.08 | $4.87 |
| Pro forma net income available per common share | **$4.79** | $3.90 | $4.75 |
| Reported net income available per common share, assuming dilution | **$4.78** | $3.91 | $4.60 |
| Pro forma net income available per common share, assuming dilution | **$4.58** | $3.74 | $4.49 |

The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. It is management's opinion that the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

During 2000, the Franklin Electric Co., Inc. Key Employee Performance Incentive Stock Plan (Incentive Plan) was established. Under the Incentive Plan, employees may be granted restricted shares of the Company's common stock, vesting subject to the employees' attainment of certain goals. No shares were awarded under the Incentive Plan in 2001 and 2000. At December 29, 2001, 100,000 shares were available for future awards.

The Company has allocated 888,000 shares of its common stock for the 1988 Executive Stock Purchase Plan (1988 Purchase Plan). Under the 1988 Purchase Plan, executives of the Company are awarded the right to purchase shares of its common stock through a Company loan at the closing price on the day prior to the date of purchase. In 1998 the Company extended the 1988 Purchase Plan ten additional years. At December 29, 2001, 512,800 shares were available for future awards, and there were no outstanding loans to Company executives.

## 10. SEGMENT AND GEOGRAPHIC INFORMATION

Based on the management approach established by SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", the Company's business consists of two operating segments that offer different products: the motor segment and the electronic controls segment.

The motor segment designs, manufactures and sells motors and related parts and equipment for use in submersible water and fueling systems, and in a wide variety of industrial motor products. The electronic controls segment designs and manufactures electronic controls for the principal purpose of being a supplier to the motor segment.

Under SFAS No. 131's quantitative threshold and aggregation criteria, the Company's two operating segments have been combined into a single reportable segment. As a result, there are no significant differences between reportable segment financial information and the Company's consolidated results.

The Company's products are primarily sold to original equipment manufacturers and through independent distributors in the United States, Canada, Mexico, Europe, Australia, South Africa, Japan, China and other world markets. Net sales attributed to customers located in the United States were $218.8 million, $224.4 million and $207.7 million in 2001, 2000 and 1999, respectively. Net sales attributed to foreign customers were $104.1 million, $101.3 million and $85.5 million in 2001, 2000 and 1999, respectively, of which no single country was significant. Long-lived assets located in the United States totaled $47.4 million, $53.0 million and $47.5 million in 2001, 2000 and 1999, respectively. Long-lived assets in foreign countries totaled $11.4 million, $11.6 million and $9.5 million in 2001, 2000 and 1999, respectively, of which no single country was significant.

One customer accounted for 18.7 percent, 15.7 percent, and 15.3 percent of the Company's consolidated sales in 2001, 2000 and 1999, respectively.

## 11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial information for 2001 and 2000 is as follows:

(In thousands, except per share amounts)

| | Net Sales | Gross Profit | Net Income | Basic Earnings Per Share | Diluted Earnings Per Share |
|---|---|---|---|---|---|
| **2001** | | | | | |
| **1st Quarter** | **$ 65,899** | **$17,113** | **$ 3,016** | **$ .55** | **$ .53** |
| **2nd Quarter** | **82,860** | **23,156** | **6,614** | **1.20** | **1.16** |
| **3rd Quarter** | **86,764** | **25,035** | **8,192** | **1.50** | **1.44** |
| **4th Quarter** | **87,385** | **27,567** | **9,328** | **1.75** | **1.66** |
| | **$322,908** | **$92,871** | **$27,150** | **$4.99** | **$4.78** |
| 2000 | | | | | |
| 1st Quarter | $ 66,051 | $17,187 | $ 3,903 | $ .72 | $ .69 |
| 2nd Quarter | 84,875 | 23,592 | 7,785 | 1.44 | 1.38 |
| 3rd Quarter | 85,173 | 20,918 | 3,442 | .63 | .61 |
| 4th Quarter | 89,632 | 23,489 | 7,096 | 1.28 | 1.23 |
| | $325,731 | $85,186 | $22,226 | $4.08 | $3.91 |

## 12. CONTINGENCIES AND COMMITMENTS

The Company is defending various claims and legal actions, including environmental matters, which have arisen in the ordinary course of business. In the opinion of management, after discussion with counsel, these claims and legal actions can be successfully defended or resolved without a material adverse effect on the Company's financial position or results of operation.

Total rent expense charged to operations for operating leases including contingent rentals was $2.4 million, $2.2 million and $1.8 million for 2001, 2000 and 1999, respectively. The future minimum rental payments for noncancellable operating leases as of December 29, 2001, are as follows: 2002, $1.7 million; 2003, $0.7 million; and 2004, $0.4 million. Rental commitments subsequent to 2004 are not material.

## DIRECTORS

**Jerome D. Brady,**
Retired President and
Chief Executive Officer,
C & K Components, Inc. (A)

**William H. Lawson,**
Chairman of the Board and
Chief Executive Officer,
Franklin Electric Company, Inc.

**John B. Lindsay,**
Vice Chairman of the Board,
Franklin Electric Company, Inc.

**Robert H. Little,**
Retired President,
Waddle Manufacturing, Inc. (A)

**Patricia Schaefer,**
Retired Director, Muncie Public Library,
Muncie, Indiana (A)

**Donald J. Schneider,**
President,
Schneider National, Inc. (B)

**R. Scott Trumbull,**
Executive Vice President and
Chief Financial Officer,
Owens-Illinois, Inc. (B)

**Juris Vikmanis,**
Retired Vice President,
Aerospace Operations,
Amphenol Corporation (A)

**Howard B. Witt,**
Chairman of the Board, President and
Chief Executive Officer,
Littelfuse, Inc. (B)

*(A) Member of Audit Committee*
*(B) Member of Personnel and Compensation Committee*

## OFFICERS

**William H. Lawson,**
Chairman of the Board and
Chief Executive Officer

**Jess B. Ford,**
Senior Vice President

**Peter C. Maske,**
Senior Vice President,
Operations

**Gregg C. Sengstack,**
Senior Vice President and
Chief Financial Officer

**Daniel J. Crose,**
Vice President, Operations

**William J. Foreman,**
Vice President

**Donald R. Hobbs,**
Vice President,
Submersible Motor Marketing

**Thomas A. Miller,**
Vice President,
Submersible Engineering

**Kirk M. Nevins,**
Vice President, Sales

## COMPANY DATA

### Corporate Headquarters
Franklin Electric Co., Inc.
400 East Spring Street
Bluffton, Indiana 46714
Telephone: 260.824.2900
Fax: 260.824.2909
www.franklin-electric.com

### Worldwide Operations
**Submersible Water Systems Products**
Berzo Demo, Italy
Brno, Czech Republic
Johannesburg, Transvaal, South Africa
Melbourne, Victoria, Australia
Monterrey, N.L., Mexico
Motta di Livenza, Italy
Siloam Springs, Arkansas, U.S.A.
Suzhou, China
Tokyo, Japan
Wilburton, Oklahoma, U.S.A.
Wittlich, Rhineland, Germany

**Fueling Systems**
McFarland, Wisconsin, U.S.A.
Muskegon, Michigan, U.S.A.

**Industrial Motor Products**
Bluffton, Indiana, U.S.A

**Electronics**
Jonesboro, Indiana, U.S.A.
Grant County, Indiana, U.S.A.

### Independent Auditors
Deloitte & Touche LLP,
Chicago, Illinois

### Transfer Agent
Illinois Stock Transfer Company,
Chicago, Illinois

### Shareowners' Information
The Company will provide a copy of supplemental information and Form 10-K Annual Report to the Securities and Exchange Commission free of charge to any shareowner requesting a copy in writing. Inquiries should be directed to: Corporate Secretary, Franklin Electric Co., Inc., 400 East Spring Street, Bluffton, Indiana 46714

### Notice of Annual Meeting
The Annual Meeting of Shareowners will be held on April 19, 2002, at 9:00 a.m., E.S.T., at the main office of the Company, 400 East Spring Street, Bluffton, Indiana 46714

| 1998 | 1997 (b) | 1996 | 1995 | 1994 (c) | 1993 | 1992 |
|---|---|---|---|---|---|---|
| $272,533 | $303,298 | $300,689 | $276,440 | $241,440 | $206,406 | $198,618 |
| 79,955 | 85,533 | 79,214 | 65,471 | 63,134 | 53,131 | 50,260 |
| 24,784 | 25,505 | 21,510 | 15,502 | 18,709 | 16,103 | 13,655 |
| — | 3,500 | — | — | — | — | — |
| 1,364 | 1,435 | 1,308 | 2,128 | 2,172 | 2,949 | 2,595 |
| 15,237 | 15,004 | 11,827 | 8,777 | 11,504 | 5,796 (d) | 8,882 (e) |
| 24,784 | 25,505 | 21,510 | 15,502 | 18,709 | 17,096 | 13,811 |
| 24,784 | 25,505 | 21,510 | 15,502 | 18,556 | 16,485 | 12,218 |
| 6,687 | 7,628 | 8,389 | 8,890 | 6,961 | 6,185 | 4,525 |
| 24,601 | 8,598 | 6,235 | 6,111 | 7,612 | 6,359 | 5,833 |
| 61,878 | 87,973 | 89,471 | 69,267 | 51,005 | 45,598 | 27,701 |
| 51,461 | 32,357 | 40,097 | 41,670 | 41,896 | 25,591 | 24,003 |
| 167,590 | 163,110 | 172,959 | 153,357 | 151,581 | 122,703 | 99,868 |
| 18,089 | 19,163 | 20,276 | 20,171 | 20,000 | 30,016 | 22,819 |
| $ 91,597 | $ 92,841 | $ 99,823 | $ 80,557 | $ 64,865 | $ 50,127 | $ 39,667 |
| 9.1% | 8.4% | 7.2% | 5.6% | 7.8% | 8.3% | 7.0% |
| 15.0% | 15.2% | 13.2% | 10.2% | 13.6% | 15.4% | 13.7% |
| 2.4 | 3.2 | 3.2 | 2.7 | 1.9 | 2.3 | 1.9 |
| 5,574 | 5,847 | 6,371 | 6,254 | 6,199 | 6,231 | 6,188 |
| $ 72.50 | $ 64.25 | $ 45.25 | $ 34.50 | $ 36.50 | $ 37.25 | $ 25.00 |
| 40.00 | 41.25 | 30.75 | 28.25 | 24.50 | 22.00 | 17.50 |
| 4.32 | 4.33 | 3.43 | 2.51 | 3.02 | 2.50 | 1.97 |
| 4.02 | 4.01 | 3.22 | 2.35 | 2.84 | 2.37 | 1.85 |
| 4.32 | 4.33 | 3.43 | 2.51 | 3.02 | 2.66 | 1.99 |
| 4.02 | 4.01 | 3.22 | 2.35 | 2.84 | 2.52 | 1.88 |
| 14.84 | 14.58 | 14.95 | 12.21 | 9.92 | 7.65 | 5.20 |
| $ 0.66 | $ 0.57 | $ 0.46 | $ 0.38 | $ 0.29 | $ 0.15 | $ — |

(d) Includes credit for cumulative effect of change in accounting principle — SFAS No. 109 "Accounting for Income Taxes" of $993 in 1993.

(e) Includes extraordinary credit for tax benefit of loss carryforward of $156 in 1992.

Certain prior year amounts have been reclassified to conform to the current year presentation.

# TEN YEAR FINANCIAL SUMMARY

Franklin Electric Co., Inc. and Consolidated Subsidiaries

| (In thousands, except per share amounts) | 2001 | 2000 (a) | 1999 |
|---|---|---|---|
| Operations: | | | |
| Net sales | **$322,908** | $325,731 | $293,236 |
| Gross profit | **92,871** | 85,186 | 84,171 |
| Income before extraordinary credit and change in accounting principle | **27,150** | 22,226 | 26,805 |
| Gain on sale of subsidiary | **—** | — | — |
| Interest expense | **1,193** | 1,111 | 1,317 |
| Income taxes | **16,235** | 13,683 | 15,591 |
| Net income | **27,150** | 22,226 | 26,805 |
| Net income available to common shares | **27,150** | 22,226 | 26,805 |
| Depreciation and amortization | **12,660** | 10,839 | 7,460 |
| Capital expenditures | **6,709** | 14,108 | 13,691 |
| Balance sheet: | | | |
| Working capital | **69,158** | 54,897 | 56,886 |
| Property, plant and equipment, net | **58,839** | 64,604 | 57,047 |
| Total assets | **195,643** | 197,179 | 176,101 |
| Long-term debt | **14,465** | 15,874 | 17,057 |
| Shareowners' equity | **$123,269** | $115,998 | $ 96,293 |
| Other data: | | | |
| % Net income to sales | **8.4%** | 6.8% | 9.1% |
| % Net income to total average assets | **13.8%** | 11.9% | 15.6% |
| Current ratio | **2.7** | 2.2 | 2.2 |
| Number of common shares outstanding | **5,334** | 5,504 | 5,413 |
| Per share: | | | |
| Market price range | | | |
| High | **$ 85.28** | $ 73.00 | $ 74.875 |
| Low | **64.00** | 52.25 | 59.00 |
| Income before extraordinary credit and change in accounting principle | **4.99** | 4.08 | 4.87 |
| Income before extraordinary credit and change in accounting principle, assuming dilution | **4.78** | 3.91 | 4.60 |
| Net income per weighted-average common share | **4.99** | 4.08 | 4.87 |
| Net income per weighted-average common share, assuming dilution | **4.78** | 3.91 | 4.60 |
| Book value | **21.68** | 20.41 | 16.54 |
| Cash dividends on common stock | **$ 0.94** | $ 0.86 | $ 0.77 |

(a) Includes the results of operations of its wholly owned subsidiaries EBW, Inc. and Advanced Polymer Technology, Inc. since their acquisition on August 31, 2000.

(b) Includes ten months of the results of operations of its wholly owned subsidiary, Oil Dynamics, Inc. until its sale on October 24, 1997.

(c) Includes only one month of results of operations of Oil Dynamics, Inc., but total assets and liabilities of Oil Dynamics, Inc. at December 31, 1994. If the effect of including Oil Dynamics, Inc. on a fully consolidated basis beginning November 29, 1994, was excluded, net income as a percent of total average assets would have been 15.8 percent and the current ratio would have been 2.3. Previously, the Company maintained an investment in affiliate account approximately equal to 50 percent of the net assets of Oil Dynamics, Inc.

Franklin Electric
400 East Spring Street
Bluffton, Indiana 46714
Tel: 260.824.2900
Fax: 260.824.2909
www.franklin-electric.com